

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

August 11, 2006

W. Peter Day
Chief Financial Officer
Amcor Limited
679 Victoria Street
Abbotsford, Victoria 3067 Australia

> **RE: Form 20-F for Fiscal Year Ended June 30, 2005
> File No. 0-18893**

Dear Mr. Day:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief